UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated August 9, 2006
          CDC Mobile Agrees to Acquire Leading MVAS Provider

1.2       Press release dated August 9, 2006
          Stephanie Kelly Joins CDC Software as Senior Vice President and
          Head of Global Human Resources

1.3       Press release dated August 11, 2006
          CDC Corporation’s Online Gaming and Mobile Services Unit, China.com
          Inc., Reports Solid Growth in Revenue and Net Profit For the Second
          Quarter of 2006

1.4       Press release dated August 14, 2006
          CDC Corporation to hold Q2 2006 Earnings Conference Call on August
          22nd, 2006 at 9:00 am EDT

1.5       Press release dated August 14, 2006
          Berner Foods Wins Private Label Buyer’s 2006 Category Colonel Award
          Using Ross ERP Applications from CDC Software

1.6       Press release dated August 15, 2006
          KK Fine Foods Sees 54 Percent Rise in Profit and 5 Percent Drop in
          Product Wastage with the Ross ERP Solution from CDC Software

1.7       Press release dated August 15, 2006
          CDC Games Acquires Online Game License From Major Japanese Developer

1.8       Press release dated August 17, 2006
          CDC Corporation’s Online Gaming, Mobile Applications and Internet
          Services Unit, China.com Inc Forms Strategic Partnership With Google

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 17, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated August 9, 2006 -- CDC Mobile Agrees to Acquire Leading MVAS Provider
1.2	Press release dated August 9, 2006 -- Stephanie Kelly Joins CDC Software as Senior Vice President and Head of Global Human Resources
1.3	Press release dated August 11, 2006 -- CDC Corporation’s Online Gaming and Mobile Services Unit, China.com Inc., Reports Solid Growth in Revenue and Net Profit For the Second Quarter of 2006
1.4	Press release dated August 14, 2006 -- CDC Corporation to hold Q2 2006 Earnings Conference Call on August 22nd, 2006 at 9:00 am EDT
1.5	Press release dated August 14, 2006 -- Berner Foods Wins Private Label Buyer’s 2006 Category Colonel Award Using Ross ERP Applications from CDC Software
1.6	Press release dated August 15, 2006 -- KK Fine Foods Sees 54 Percent Rise in Profit and 5 Percent Drop in Product Wastage with the Ross ERP Solution from CDC Software
1.7	Press release dated August 15, 2006 -- CDC Games Acquires Online Game License From Major Japanese Developer
1.8	Press release dated August 17, 2006 -- CDC Corporation’s Online Gaming, Mobile Applications and Internet Services Unit, China.com Inc Forms Strategic Partnership With Google